TYPE                          CORRESP

SUBMISSION-CONTACT
       NAME                   Albert E.Whitehead

       PHONE                  918-488-8068

FILER

       CIK                    0000887396

       CCC                    rb$okg9b

                       Empire Petroleum Corporation
                         8801 S. Yale, Suite 120
                        Tulsa, Oklahoma 74137-3575



September 17, 2008

Mr. Donald F. Delaney
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 2549-7010

RE: Empire Petroleum Corporation
       Form 10-KSB for the Fiscal Year Ended December 31, 2007
       Filed March 31, 2008
       File No. 001-16653

Dear Mr. Delaney,

This letter is in response to your letter of September 10, 2008 concerning Empire Petroleum Corporations December 31, 2007 Form 10-KSB. We appreciate your comments to assist us, and strive to comply with the compliance and disclosure requirements.

In response to your Comment # 1, in future filings the Company will be more specific about changes in the fourth fiscal quarter in our annual filings (10-K). We appreciate the guidance and for your clarification, in the fourth fiscal quarter of 2007 there were no changes in the Companys internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting during the fourth quarter of 2007.

In response to your Comment #2, as the Companys Chief Executive Officer (and principal financial officer), I concluded that, based on the evaluation described in the Companys 10-K, as of December 31, 2007, the Companys disclosure controls and procedures are effective. Please also note that our subsequent filing (March 31, 2008 and June 30, 2008) have utilized the updated wording (concluded).

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (918) 488-8068.

Sincerely,



/s/ Albert E. Whitehead
Albert E. Whitehead